

Atd
9-10-04

04016600

UF 9-9-04

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

SEP 07 2004

155

SEC FILE NUMBER

8- 16247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2003 AND ENDING 06/30/2004
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horwitz & Associates Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

630 DUNDEE ROAD SUITE 345
                    (No. and Street)

NORTHBROOK   IL   60062
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    GERALD HORWITZ   847-790-1400
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
            (Name – if individual, state last, first, middle name)

175 W. JACKSON BLVD.   CHICAGO   IL   60604
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 13 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained In this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___GERALD HORWITZ_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___HORWITZ & ASSOCIATES, INC._____ , as
of ___JUNE 30_____ , 20_04___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

OFFICIAL SEAL
ROBERTA L. HORWITZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-29-2006

_____
Signature

___CEO/PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
HORWITZ & ASSOCIATES, INC.
JUNE 30, 2004

CONTENTS

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Horwitz & Associates, Inc.

We have audited the accompanying statement of financial condition of Horwitz & Associates, Inc. (a wholly-owned subsidiary of Raffaello, Inc.) as of June 30, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, which you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horwitz & Associates, Inc. at June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
August 6, 2004

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Horwitz & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2004

ASSETS

Cash and cash equivalents	$ 115,190
Investment securities owned, at market	107,340
Due from clearing broker	466,584
Other assets	87,953
TOTAL ASSETS	**$ 777,067**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued payroll and related expenses	$ 385,309
Accounts payable and other liabilities	163,087
Total liabilities	548,396

COMMITMENTS, CONTINGENCIES AND GUARANTEES   -

STOCKHOLDER'S EQUITY

Class A stock, 100,000 shares authorized,	
33,000 at par of $1 issued	33,000
Class B stock, 200,000 shares authorized,	
102,597 at par of $1 issued	102,597
Paid-in capital	65,500
Retained earnings	325,934
Treasury stock, at cost	
Class A stock, 12,000 shares	(36,000)
Class B stock, 74,131 shares	(262,360)
Total stockholder's equity	228,671
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 777,067**

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF OPERATIONS
Year ended June 30, 2004

Revenues	
Commissions	
Agent	$5,269,347
Principal	204,716
Insurance	223,592
Interest and dividends - net	235,128
Net gain on investments	31,961
Investment advisory fees	567,279
Total revenues	6,532,023
Operating expenses	
Broker and employee compensation	4,072,884
Brokerage clearing expenses	1,030,263
Occupancy	490,089
Communications	119,235
Taxes, other than income taxes	97,262
Other operating expenses	727,976
Total operating expenses	6,537,709
Loss before income taxes	(5,686)
Income taxes	-
NET LOSS	$ (5,686)

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended June 30, 2004

| | Common stock | | | | | Total |
	Class A Amount	Class B Amount	Paid-in capital	Retained earnings	Treasury stock	stockholder's equity
Balance at July 1, 2003	$33,000	$102,597	$65,500	$331,620	$(298,360)	$ 234,357
Net loss	-	-	-	(5,686)	-	(5,686)
Balance at June 30, 2004	$33,000	$102,597	$65,500	$325,934	$(298,360)	$ 228,671

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF CASH FLOWS
Year ended June 30, 2004

Cash flows from operating activities	
Net loss	$ (5,686)
Adjustments to reconcile net loss to net cash	
provided by operating activities	
Changes in assets and liabilities	
Decrease in investment securities owned, at market	38,294
Decrease in due from clearing broker	209,834
Increase in other assets	(4,832)
Decrease in accrued payroll and related expenses	(101,452)
Decrease in accounts payable and other liabilities	(65,694)
Total adjustments	76,150
Net cash provided by operating activities	70,464
Net increase in cash and cash equivalents	70,464
Cash and cash equivalents at beginning of year	44,726
Cash and cash equivalents at end of year	$ 115,190

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF BUSINESS

Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Raffaello, Inc., acts as an introducing broker/dealer in the purchase and sale of securities and options, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker/dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

The Company has agreements with clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has 22 branches located in Alabama, California, Illinois, Indiana, Iowa, Michigan, New Jersey, New York, Ohio, Pennsylvania, New Mexico and Texas, and customers, primarily individuals, in numerous states in which the Company is registered.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

All customer security transactions are cleared on a fully disclosed basis with a clearing broker. Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. Investment advisory fees are accrued and recognized monthly, based on quarterly period-end balances. Unrealized gains or losses are recognized on the differences between cost and market value on securities positions.

Investments

Securities are classified as either trading account assets, held-to-maturity or available-for-sale. Trading account assets include securities acquired as part of trading activities and are typically purchased with the expectation of near-term profit. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold them to maturity. All other securities are classified as available-for-sale, even if the Company has no current plans to sell them. The Company does not have any investments classified as held-to-maturity or available-for-sale.

Horwitz & Associates, Inc.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
June 30, 2004

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investments - Continued

Investments in marketable securities are considered to be trading securities and are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market is included in the statement of operations.

Transactions in securities are recorded on a trade-date basis.

Estimates

The preparation of financial statements in conformity with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2004, the net capital ratio was 4.45 to 1, and the net capital was $123,228, which was $23,228 in excess of its required net capital of $100,000 at June 30, 2004. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE D - INVESTMENT SECURITIES

Investment securities, classified as trading account assets, at June 30, 2004, consist of the following:

	Market
Corporate bonds	$ 17,425
Corporate equity securities	89,915
	$107,340

NOTE E - INCOME TAXES

The Company is included in the consolidated income tax returns filed by its parent company, Raffaello, Inc. For financial reporting purposes, the provisions for Federal and state income taxes are calculated on a separate company basis.

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At June 30, 2004, the Company had no significant deferred tax assets or liabilities.

The Company's effective tax rate varies from statutory Federal income tax rates, primarily due to a reduction in the valuation reserve relating to the Company's utilization of operating losses.

NOTE F - RELATED-PARTY TRANSACTIONS

The Company leases equipment on a month-to-month basis from an affiliate related through common ownership. Rent expense under this arrangement for the year ended June 30, 2004, was $21,505.

Transactions with the parent company include reimbursements to the Company for salaries and other operating expenses that the Company incurred on behalf of the parent company. For the year ended June 30, 2004, reimbursed expenses to the Company were $25,000.

The parent company is committed to providing all necessary financial support to the Company if needed.

NOTE G - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Lease Commitments

The Company has entered into two operating leases for office space, both expiring in October 2006. The leases for office space also require the Company to pay for its share of certain building operating expenses.

Total minimum annual rental commitments are as follows:

Years ending June 30,

2005	$88,150
2006	90,794
2007	30,697

Clearing Agreement

In conjunction with its agreements with its two clearing brokers, the Company has agreed to (1) indemnify and hold the clearing brokers harmless against any loss, liability, damage, claim, cost or expense, and (2) maintain a balance with the brokers of cash and/or securities of not less than $150,000 and $50,000, respectively.

This agreement provides the clearing brokers with liens upon all cash and cash equivalents, securities and receivables held by the clearing brokers. These liens secure the liabilities and obligations of the Company to the clearing brokers. Accordingly, the Company is subject to credit risk if the clearing brokers are unable to repay the balance on their accounts.

At June 30, 2004, the Company had cash of $56,155 and investments with a market value of $104,040 on deposit with one of the clearing brokers, and $50,096 of cash with the other clearing broker.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing brokers act as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

NOTE G - COMMITMENTS, CONTINGENCIES AND GUARANTEES - Continued

Financial Instruments With Off-Balance-Sheet Risk - Continued

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions. There were no such transactions outstanding at June 30, 2004.

NOTE H - PROFIT-SHARING PLAN

The Company administers a profit-sharing plan for the benefit of eligible employees and beneficiaries of the Company, and an affiliate company (see note F). The Company's contribution is discretionary. Total expense recognized under this plan was $89,225 for the year ended June 30, 2004. The Company is reimbursed by the affiliate company for its share of the expense.

SUPPLEMENTARY INFORMATION

Horwitz & Associates, Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2004

Stockholder's equity	$228,671
Non-allowable assets	
Other assets	87,953
Petty cash fund	200
Total non-allowable assets	88,153
Tentative net capital before haircuts	140,518
Haircuts on securities	
Corporate obligations	871
Stock and warrants	16,292
Undue concentration	127
	17,290
Net capital	$123,228
Capital requirements	
Minimum net capital	$100,000
Net capital in excess of requirement	23,228
Net capital, as above	$123,228
Ratio of aggregate indebtedness to net capital	4.45
Aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities	$548,396

Statement pursuant to Rule 17A-5(d)(4)

No material difference exists between the above computation and the computation included
in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the period ended
June 30, 2004.

Horwitz & Associates, Inc.
STATEMENT REGARDING RULE 15c3-3
June 30, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

INDEPENDENT AUDITORS'
REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5
HORWITZ & ASSOCIATES, INC.
JUNE 30, 2004



Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Horwitz & Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Raffaello, Inc. for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
August 6, 2004